UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.: 2)*

BORR DRILLING LIMITED

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

G1466R207

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Schlumberger N.V. (Schlumberger Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,565,850 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,565,850 Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,565,850 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%*
12	TYPE OF REPORTING PERSON HC

*	Based on 228,858,246 Common Shares outstanding as of September 30, 2022, as reported on the Form 6-K submitted by the Issuer to the Securities and Exchange Commission (the “SEC”) on November 17, 2022.

1	NAME OF REPORTING PERSON Schlumberger Oilfield Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,565,850 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,565,850 Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,565,850 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%*
12	TYPE OF REPORTING PERSON CO

*	Based on 228,858,246 Common Shares outstanding as of September 30, 2022, as reported on the Form 6-K submitted by the Issuer to the SEC on November 17, 2022.

Item 1.

(a)	Name of Issuer:

Borr Drilling Limited

(b)	Address of Issuer’s Principal Executive Offices:

S. E. Pearman Building

2nd Floor 9 Par-la-Ville Road

Hamilton, HM 11, Bermuda

Item 2.

(a)	Name of Person Filing:

This Schedule 13G/A is being jointly filed on behalf of Schlumberger N.V. (Schlumberger Limited), a corporation formed under the laws of Curaçao (“SLB”), and Schlumberger Oilfield Holdings Limited, a corporation formed under the laws of the British Virgin Islands (“SOHL” and, together with SLB, the “Reporting Persons”). SLB is the sole stockholder of SOHL.

(b)	Address of Principal Business Office:

The business address of SLB for purposes of this Schedule 13G/A is 5599 San Felipe, 17th Floor Houston, Texas 77056. The business address of SOHL is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship:

SLB is organized under the laws of Curaçao. SOHL is organized under the laws of the British Virgin Islands.

(d)	Title of Class of Securities:

Common Shares

(e)	CUSIP Number:

G1466R207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2023	Schlumberger Limited

	By:	/s/ Samantha Blons
	Name:	Samantha Blons
	Title:	Assistant Secretary

Schlumberger Oilfield Holdings Limited

	By:	/s/ Celia Rodrigues
	Name:	Celia Rodrigues
	Title:	Vice President and Treasurer